Exhibit 99.1

Cenovus reports voting results of election of directors

Calgary, Alberta (April 29, 2015) — Cenovus Energy Inc. (TSX, NYSE: CVE) announced that at its annual and special meeting of shareholders held on April 29, 2015, each of the 10 nominees proposed as directors and listed in its Management Proxy Circular dated March 6, 2015 were elected as directors. The detailed results of the vote are set out below.

	Votes For		Votes Withheld
Nominee	Number	Percent (%)	Number	Percent (%)
Ralph S. Cunningham	533,519,440	95.48	25,253,823	4.52
Patrick D. Daniel	535,678,116	95.85	23,169,152	4.16
Ian W. Delaney	534,319,890	95.61	24,528,451	4.39
Brian C. Ferguson	555,955,453	99.50	2,817,450	0.50
Michael A. Grandin	551,381,598	98.66	7,466,743	1.34
Steven F. Leer	555,887,969	99.47	2,960,374	0.53
Valerie A.A. Nielsen	555,745,941	99.46	3,027,802	0.54
Charles M. Rampacek	553,951,005	99.12	4,897,337	0.88
Colin Taylor	535,660,138	95.85	23,188,204	4.15
Wayne G. Thomson	553,543,807	99.06	5,229,946	0.94

As Cenovus commences its process of board renewal, the company has added new expertise in the areas of energy and transportation with the election of Steven F. Leer to its Board of Directors. Among other directorships, Mr. Leer is currently a lead director of Norfolk Southern Corporation, a publicly traded North American rail transportation provider. Mr. Leer also sits on the boards of building products manufacturer USG Corporation, as well as Parsons Corporation, a large engineering, construction, technical and services firm. He is also a former chairman, president and chief executive officer of Arch Coal Inc.

Cenovus Energy Inc.

Cenovus Energy Inc. is a Canadian integrated oil company. It is committed to applying fresh, progressive thinking to safely and responsibly unlock energy resources the world needs. Operations include oil sands projects in northern Alberta, which use specialized methods to drill and pump the oil to the surface and established natural gas and oil production in Alberta and Saskatchewan. The company also has 50% ownership in two U.S. refineries. Cenovus shares trade under the symbol CVE and are listed on the Toronto and

New York stock exchanges. The company’s enterprise value is approximately $25 billion. For more information, visit cenovus.com.

Find Cenovus on Facebook, Twitter, LinkedIn, YouTube and Instagram.

CENOVUS CONTACTS:

Media: Brett Harris Media Lead 403-766-3420	Investors: Susan Grey Director, Investor Relations 403-766-4751